Exhibit 4.1
THIS NOTE AND THE COMMON STOCK INTO WHICH IT MAY BE CONVERTED HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR SUCH LAWS COVERING THE TRANSFER OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.
PROSPECT GLOBAL RESOURCES INC.
CONVERTIBLE SECURED PROMISSORY NOTE

$1,500,000	September 19, 2011
Section 1. Principal. PROSPECT GLOBAL RESOURCES INC., a Delaware corporation (the “Company”), for value received, hereby promises to pay to the order of Hexagon Investments, LLC, and any assignees or transferees thereof (the “Holder”), in lawful money of the United States at the address of Holder set forth below, the principal amount of $1,500,000, together with interest as provided in Section 2 below.
Section 2. Interest. Except as otherwise provided herein, interest (“Interest”) shall accrue on the outstanding Principal Amount of the Note at the rate of 10% per annum (the “Interest Rate”).
Section 3. Definitions. For purposes of this Note, the following terms have the meanings set forth below:
“Business Day” means any day other than Saturday, Sunday or a day on which banks are required to be closed in the State of Colorado.
“Common Stock” means the common stock, par value $0.001 per share, of the Company.
“Note” means this Convertible Secured Promissory Note.
“Securities Purchase Agreement” means the Securities Purchase Agreement, dated as of the date hereof, between the Company and the Holder, pursuant to which this Note was issued.
“Obligations” means any and all amounts owing to the Holder under the Note, including Principal and Interest provided for herein and the conversion rights of the Holder.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.
“Principal Amount” means, as to this Note, the principal amount set forth on the first page of this Note, or such lesser principal amount of this Note (“Principal”) as may be outstanding hereunder at any time and from time to time.
“Qualified Financing” means the Company’s next sale of its securities in one transaction or series of related transactions occurring on or before the Maturity Date for an aggregate purchase price paid to the Company of no less than $10,000,000.
Section 4. Payments of Principal and Interest.
4.1 The “Maturity Date” of the Note shall be September 19, 2012.
4.2 Except as otherwise provided herein, the aggregate unpaid Principal Amount of the Note together with all accrued and unpaid Interest thereon shall be due and payable in full on the Maturity Date.
4.3 The aggregate unpaid Principal Amount of the Note together with all accrued and unpaid Interest thereon shall be due and payable in full upon an Event of Default in the event that the Holder accelerates and demands payment pursuant to the terms herein. Upon any conversion into Common Stock, as provided for herein, then the Company’s only obligation shall be to issue the Common Stock to the Holder in accordance with the terms hereof.
4.4 Whenever any payment of any Obligation under the Note shall become due, or otherwise would occur, on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of such Interest payable.
4.5 If at any time any payment of any Obligations under this Note is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of the Company or otherwise, such Obligations, but only to the extent so rescinded, restored or returned, shall be reinstated as though such payment had been due but not made when due.
Section 5. Conversion.
5.1 Automatic Conversion. This Note shall automatically convert upon a Qualified Financing if that Qualified Financing occurs prior to the Maturity Date at a conversion price per share equal to $4.00 (subject to adjustment for stock splits, recapitalizations or similar events). To the extent that a Qualified Financing occurs at a per share purchase price of less than $4.44, then Holder shall receive additional shares of Common Stock such that the total shares received by Holder upon conversion equals the aggregate Principal Amount (X) plus all accrued Interest (Y) divided by 0.9 times the per share purchase price of the Qualified Financing (Z). If the Qualified Financing occurs in a series of transactions, then (Z) shall be on the most favorable terms offered to any other investor in that series of transactions. For clarity, the total shares received by Holder shall be equal to (X + Y)÷(0.9 * Z).

5.2 Optional Conversion. On or prior to the Maturity Date or the closing of a Qualified Financing, the Holder may elect, by providing written notice to the Company, to convert the aggregate Principal Amount plus all accrued Interest into shares of Common Stock at a conversion price per share equal to $4.00 (subject to adjustment for stock splits, recapitalizations or similar events).
5.3 Upon conversion of this Note pursuant to Section 5.1 or 5.2, the Holder shall surrender the Note in exchange for shares representing the Common Stock.
Section 6. Covenants.
6.1 Affirmative Covenants of the Company. The Company covenants and agrees that, between the date hereof and the earlier of (i) conversion of the Note pursuant to Section 5, or (ii) the date of repayment of the Principal Amount plus all accrued Interest, the Company shall:
(a) Corporate Existence. At all times cause to be done all things reasonably necessary to maintain, preserve and renew its corporate existence and all material licenses, authorizations and permits necessary to the conduct of its businesses.
(b) Compliance with Laws. Comply with all applicable laws, rules and regulations of all governmental authorities, the violation of which could reasonably be expected to have a Material Adverse Effect on its business or properties.
(c) Books and Records. Maintain proper books of record and account which present fairly in all material respects its financial condition and results of operations and make provisions on its financial statements for all such proper reserves as in each case are required in accordance with generally accepted accounting principles, consistently applied.
6.2 Negative Covenants of the Company. The Company covenants and agrees that, between the date hereof and the earlier of (i) conversion of the Note pursuant to Section 5 or (ii) the repayment of the Principal Amount plus all accrued Interest, the Company shall not:
(a) Equity Plans. Adopt or otherwise implement any new stock option, stock grant or other equity compensation plan for the Company’s employees, directors or consultants.
(b) Liquidation. Take any action to liquidate, dissolve or otherwise wind-up the Company.
(c) Redemptions. Redeem or repurchase any outstanding Common Stock.
(d) No Impairment. Through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of the Note and in the taking of all such action as may be necessary or appropriate in order to protect the respective conversion rights of Holder against impairment.

6.3 Other Rights. The Company shall treat the Note and the Holder pari passu in all respects with the Company’s $2,000,000 Convertible Secured Promissory Note dated January 24, 2011 payable to Richard Merkin (the “Merkin Note”), the Company’s $500,000 Convertible Secured Promissory Note dated March 11, 2011 payable to COR Capital LLC (the “COR Note”), the Company’s $2,500,000 Convertible Secured Promissory Note dated April 25, 2011 payable to the Holder (the “First Hexagon Note”) and the Company’s $1,500,000 Convertible Secured Promissory Note dated August 4, 2011 payable to Avalon Portfolio LLC (together with the Merkin Note, the COR Note, and the First Hexagon Note, the “Other Notes”). The Company will make no payments to the holders of any of the Other Notes in order to induce the waiver of any negative covenant in such Other Note or to make any other amendment to any Other Note without making a pro rata payment to Holder based on the relative outstanding principal balances of this Note and the Other Notes. The Company also agrees to notify Holder of any communications with the holders of the any Other Note which may impact Holder pursuant to this provision, this Note, the related Registration Rights Agreement between Holder and Company and/or the Amended and Restated Security Agreement among Richard Merkin, COR Capital LLC, Avalon Portfolio LLC, Holder and the Company.
Section 7. Events of Default. In case of the happening of any of the following events (each, an “Event of Default”):
(a) the Company shall materially fail to observe or perform any material covenant or agreement contained in this Note and such failure shall continue unremedied for a period of 15 days following written notice thereof to the Company from any Holder;
(b) any breach of any representation, warranty or covenant made by the Company contained in this Note or the Securities Purchase Agreement;
(c) the Company shall (i) voluntarily commence any proceeding or file any petition or any notice of its intent to commence or file any such proceeding, petition or proposal seeking relief under Title 11 of the United States Code or any other federal or state bankruptcy, insolvency or similar law, (ii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator or similar official for any such Person or for any substantial part of its property or assets, (iii) make a general assignment for the benefit of creditors, or (iv) take any corporate or stockholder action in furtherance of any of the foregoing;
(d) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of the Company or of any substantial part of the property or assets thereof, under Title 11 of the United States Code or any other federal or state bankruptcy, insolvency or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator or similar official for the Company or any substantial part of its property or (iii) the winding-up or liquidation of the Company, and such proceeding, petition or order shall continue unstayed and in effect for a period of 90 consecutive days; or

(e) the Note shall cease to be in full force and effect and enforceable against the Company in accordance with its terms (other than by reason of any action taken (or the failure to take any action) by the Holder);
then, upon the occurrence of any such Event of Default (other than an Event of Default described in Section 7(c) or (d) above, in which case all Principal and Interest shall automatically become immediately due and payable in full), at any time thereafter during the continuation of such Event of Default, the Holder may elect, by written notice delivered to the Company (a “Remedies Election”), to take any or all of the following actions: (i) declare the Note to be forthwith due and payable, whereupon the entire unpaid Principal Amount, together with accrued and unpaid Interest thereon, and all other cash Obligations thereunder, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Company, anything contained herein or in the Note to the contrary notwithstanding; and (ii) exercise any and all other remedies provided in the Note or available at law or in equity upon the occurrence and continuation of an Event of Default.
Section 8. Miscellaneous.
8.1 Successors and Assigns. Subject to the exceptions specifically set forth in this Note, the terms and conditions of this Note shall inure to the benefit of and be binding upon the respective executors, administrators, heirs, successors and assigns of the parties.
8.2 Survival. The warranties, representations and covenants of the Company and the Holder contained in or made pursuant to this Note shall survive the execution and delivery of this Note.
8.3 Loss or Mutilation of Note. Upon receipt by the Company of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, together with indemnity reasonably satisfactory to the Company, in the case of loss, theft or destruction, or the surrender and cancellation of the Note, in the case of mutilation, the Company shall execute and deliver to Holder a new Note of like tenor and denomination as this Note. Principal is payable only to the registered Holder of the Note.
8.4 Legend. Any certificate representing shares of the Company’s capital stock issued upon conversion of this Note or otherwise issued hereunder shall be stamped or otherwise imprinted with a legend substantially in the following form:
THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR SUCH LAWS COVERING THE TRANSFER OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

8.5 Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be delivered personally or by facsimile or email (facsimile or email receipt confirmed electronically) or shall be sent by a reputable express delivery service addressed as follows:
If to the Company to:
Prospect Global Resources Inc.
600 17th Street, Suite 2800 South
Denver, CO 80202
Attn: Patrick L. Avery
Fax No.: 720-294-0402
email: ***************
If to the Holder to:
Hexagon Investments, LLC
730 17th Street, Suite 800
Denver, CO 80202
Attn: Brian Fleischmann
Fax: 303-571-1221
email: **************
Either party hereto may change the above specified recipient or mailing address by notice to the other party given in the manner herein prescribed. All notices shall be deemed given on the day when actually delivered as provided above (if delivered personally or by facsimile, provided that any such facsimile is received during regular business hours at the recipient’s location) or on the day shown on the return receipt (if delivered by mail or delivery service).
8.6 Law. This Note shall be governed by and construed in accordance with the domestic laws of the Colorado, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Colorado. The Holder and the Company each accepts and consents to the exclusive jurisdiction of the state or federal courts located in the City of Denver and State of Colorado, for itself and in respect of its property, and waives in respect of both itself and its property any defense it may have as to or based on sovereign immunity, jurisdiction, improper venue or inconvenient forum. Each of the parties hereto irrevocably consents to the service of any process or other papers by the use of any of the methods and to the addresses set for the giving of notices pursuant to this Agreement.
8.7 Waiver and Amendment. Any term of this Note may be amended and the observance of any term of this Note may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the prior written consent of the Company and the Holder.

IN WITNESS WHEREOF, the Company has caused this Note to be signed in its name.

THE COMPANY: PROSPECT GLOBAL RESOURCES INC.
By:	/s/ Patrick L. Avery
Patrick L. Avery
Chief Executive Officer